Exhibit 1
                                                                     ---------

[E-Cruiter.com Logo]

                E-CRUITER.COM REPORTS Q4 AND FISCAL YEAR END 2000
                               FINANCIAL RESULTS


FOURTH QUARTER REVENUE INCREASES 139% OVER PREVIOUS YEAR'S QUARTER

OTTAWA, CANADA, JULY 12, 2000 - E-Cruiter.com Inc. (NASDAQ - ECRU) a leading application service provider (ASP) offering Internet recruiting solutions to corporations of all sizes, today announced its financial results for the fourth quarter and fiscal year ended May 31, 2000. All figures are in Canadian dollars.

Revenue for fiscal 2000 increased 25% to $1,752,730 and orders booked increased 103% to $2,777,589. Net loss for the year was $7,298,403 ($1.29 per share)
compared with a loss of $2,212,410 ($0.57 per share) in fiscal 1999. This reflects substantial investments in sales and marketing and research and development in anticipation of increased business in fiscal 2001. During the year, the company added 47 new employees, significantly improved the scalability of its network operations and signed important strategic agreements that enhance its products and broaden its path to market.

"Our strong revenue growth reflects our continued expansion across new verticals, new customers, new alliance partners and new geographical markets," said GERRY STANTON, CEO AND FOUNDER, E-CRUITER.COM. "We are focused on aggressively seeking out new partnerships, building a wider distribution channel, building the E-Cruiter.com brand and developing or acquiring new technologies to help increase the value of on-line recruiting for our corporate clients."

Revenue for the fourth quarter increased by 139% over the same period last year and by 46% over the third quarter of fiscal 2000 to $644,732. This is primarily attributable to a sharp increase in sales of the company's E-Cruiter Enterprise(TM) end-to-end Internet recruiting service. The company signed 28 customers to this service and sold 106 E-Cruiter Express(TM) packages to 89 customers. At the end of the fourth quarter the Company had 153 active customers. Net loss for the fourth quarter was $ 2,050,249 ($0.27 per share), compared with a net loss of $843,792 ($0.22 per share) for the corresponding period last year.

"Our results are in line with our expectations and reflect our commitment to invest in the business to secure our leadership position in the fast growing market for on-line recruiting solutions," said STANTON. "E-Cruiter.com is the leading Canadian provider of Internet recruiting services, and we will continue to build on this strong foundation to increase market share significantly."

FISCAL 2000 HIGHLIGHTS:

o Customer orders totaled $2.8M for the year compared with $1.4M for fiscal 1999

o        Increased order backlog by 237% to $1.6 million



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
o        Increased revenue by 25% to $1.8 million

o        Signed contracts for E-Cruiter Enterprise with 68 customers

o        Received 324 orders for E-Cruiter Express posting services

o        Recognized as one of the top Canadian IT companies by the Branham Group

o Signed agreements with top testing providers Brainbench and The Self Management Group, enhancing E-Cruiter.com selection services

o Extended posting reach through arrangements with CanadaCareers.com, Monster.ca, JobBoom, Campus WorkLink, employmentinVancouver.com and InsuranceWorks.com

o Released Enterprise 2.4, with enhanced training, applicant tracking, searching and identification functionality.

The company's balance sheet remains strong. As of May 31, the company had cash, cash equivalents and short-term investments of $13.8 million. We believe that we have sufficient working capital to sustain operations for a period of at least two years.

During the fourth quarter, E-Cruiter.com landed key customers in a number of its target markets. New clients include KPMG Canada, Watson Wyatt Worldwide, Zurich Canada Inc., Ballard Power Systems, Dofasco Inc., York Region District School Board, and netPCS Networks.

The Company also announced that Rob Richards, previously vice-president of product management, has been named vice-president, technology and product and has assumed responsibility for the company's research and development activities following the departure of Rajesh Rao, the former vice-president of research and development.


ABOUT E-CRUITER.COM INC.

E-Cruiter.com (NASDAQ: ECRU), a leading Internet recruiting application service provider (ASP), offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods.

E-Cruiter.com's corporate recruiting portals link a company's Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment performance by harmonizing the management of all candidate sources with an e-communications and workflow solution.

The company's expertise has driven Bell Canada, Dell Computer Corporation (Canada), SAS Institute Canada Inc., Sony Music Canada and numerous high-growth start-ups to select E-Cruiter.com's solutions. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements


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
that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.


Media Contacts:

Sarah Spence                                   Maggie O'Lett
E-Cruiter.com                                  High Road Communications
Tel: 416-653-6531                              A Fleishman-Hillard Company
E-mail: sarahs@ecruiter.com                    Tel: 613-236-0909
        -------------------
                                               E-mail: molett@highroad.com
                                                       -------------------
Investor Relations Contacts:

Jeff Potts                                     Craig Armitage
E-Cruiter.com                                  Fleishman-Hillard
Tel: 613-236-2263 ext. 235                     Tel: 416-214-0701 ext. 322
E-mail: jeffp@ecruiter.com                     E-mail: armitagc@fleishman.com
        ------------------                             ----------------------







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
E-CRUITER.COM INC.
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)

                                                                                           MAY 31,              MAY 31,
                                                                                             2000                 1999
-------------------------------------------------------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
         Cash and cash equivalents                                                        246,998            1,505,782
         Short term investments                                                        13,597,509                    -
         Accounts receivable, net of allowance for doubtful                               718,862              211,757
               accounts of $50,000 (1999 - $20,000)
         Prepaid expenses                                                                 482,957              101,700
         Other receivables                                                                 65,253               68,904
                                                                             ------------------------------------------
                                                                                       15,111,579            1,888,143
DEFERRED ADVERTISING EXPENSES                                                              83,040                    -
CAPITAL ASSETS                                                                            988,341              288,067
                                                                             ------------------------------------------

 TOTAL ASSETS                                                                          16,182,960            2,176,210
                                                                             ==========================================

 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES
         Accounts payable and accrued liabilities                                         807,345              411,159
         Accrued compensation                                                             223,609               65,650
         Accrued debt issue costs                                                                              330,000
                                                                                                -
         Deferred revenue                                                               1,133,840              323,469
         Current portion of long-term obligations                                         145,184               84,173
         Convertible promissory notes - debt component                                                       2,162,063
                                                                                                -
                                                                             ------------------------------------------
                                                                                        2,309,978            3,376,514
 LONG-TERM OBLIGATIONS                                                                     42,219               40,000
                                                                             ------------------------------------------
                                                                                        2,352,197            3,416,514
                                                                             ------------------------------------------

 SHAREHOLDERS' EQUITY (DEFICIT)
 CAPITAL STOCK
         Issued and outstanding - 7,701,628 common shares
          (1999 - 3,857,479 common shares)                                             26,045,606            3,541,040
 CONVERTIBLE PROMISSORY NOTES - EQUITY COMPONENT                                                               135,096
                                                                                                -
 ACCUMULATED DEFICIT                                                                 (12,214,843)          (4,916,440)
                                                                             ------------------------------------------
                                                                                       13,830,763          (1,240,304)
                                                                             ------------------------------------------

                                                                                       16,182,960            2,176,210
                                                                             ==========================================


E-CRUITER.COM INC.
CONSOLIDATED STATEMENTS OF LOSS
(CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------

                                              THREE MONTHS             THREE MONTHS                YEAR                    YEAR
                                                  ENDED                   ENDED                    ENDED                   ENDED
                                              MAY 31, 2000             MAY 31, 1999            MAY 31, 2000            MAY 31, 1999
                                               (UNAUDITED)             (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                              644,732              270,217                1,752,730               1,399,557
COST OF REVENUE                                      631,276              167,760                1,624,770                 848,769
                                        ------------------------------------------ ------------------------------------------------

GROSS PROFIT                                          13,456              102,457                  127,960                 550,788
                                        ------------------------------------------ ------------------------------------------------

EXPENSES
      Selling                                        438,694              300,440                1,625,434                 818,601
      Marketing                                      676,668              234,708                2,014,684                 612,796
      General and administrative                     570,866              232,101                1,401,991                 619,265
      Research and development                       951,723               77,545                2,460,600                 606,088
                                        ------------------------------------------ ------------------------------------------------
                                                   2,637,951              844,794                7,502,709               2,656,750
                                        ------------------------------------------ ------------------------------------------------

OPERATING LOSS                                   (2,624,495)            (742,337)              (7,374,749)             (2,105,962)
      Interest and other income                      588,335                1,564                  767,499                  16,311
      Interest and other expense                    (14,089)            (103,019)                (691,153)               (122,759)
                                        ------------------------------------------ ------------------------------------------------
NET LOSS FOR THE PERIOD                          (2,050,249)            (843,792)              (7,298,403)             (2,212,410)
                                        ------------------------------------------ ------------------------------------------------


BASIC AND FULLY DILUTED LOSS PER SHARE                (0.27)               (0.22)                   (1.29)                  (0.57)
Weighted average number of common shares           7,699,206            3,861,783                5,649,783               3,854,579





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